NO ACT

PE
2-1-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08041748

Received SEC

MAR 1 1 2008

Washington, DC 20549

March 11, 2008

Joseph H. Currin
Legal Services Division
Caterpillar Inc.
100 N.E. Adams St.
Peoria, IL 61629-7310

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/11/2008

Re: Caterpillar Inc.
Incoming letter dated February 1, 2008

Dear Mr. Currin:

This is in response to your letters dated February 1, 2008 and February 21, 2008 concerning the shareholder proposal submitted to Caterpillar by the Free Enterprise Action Fund. We also have received letters on the proponent's behalf dated February 5, 2008 and February 6, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854



Joseph H. Currin
Legal Services Division
100 N.E. Adams St.
Peoria, Illinois 61629-7310
(309) 266-3825 (office)
(309) 229-9189 (mobile)
(309) 675-6620 (fax)
Currin_Joe@cat.com

1934 Act/Rule 14a-8

February 1, 2008

Via Electronic Mail and Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Caterpillar Inc. – Stockholder Proposal relating to Global Warming Report

Ladies and Gentlemen:

The purpose of this letter is to inform you that Caterpillar Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Stockholders Meeting (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") submitted by The Free Enterprise Action Fund (the "Proponent") on December 19, 2007.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments, filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2008 Proxy Materials with the Commission, and concurrently sent copies of this correspondence to the Proponent.

By copy of this letter, the Company is notifying the Proponent of the Company's intent to exclude the Proposal from the 2008 Proxy Materials.

THE PROPOSAL

The Proposal states:

"RESOLVED: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report."

The resolution proceeds to suggest potential information that may be included in the global warming report. The supporting statement argues, among other things, that cap-and-trade carbon dioxide regulations are likely to reduce economic growth and harm the economy while exerting a trivial impact on atmospheric concentrations of carbon dioxide and global climate.

A copy of the Proposal and supporting statements, as well as related correspondence from the Proponent, is attached to this letter as *Exhibit A*.

We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposal from its 2008 Proxy Materials pursuant to Rules 14a-8(i)(10), 14a-8(i)(6), and 14a-8(i)(3).

DISCUSSION AND ANALYSIS

I. The Proposal May Properly Be Excluded Under Rule 14a-8(i)(10) as Substantially Implemented by the Company

The Proposal may be excluded under Rule 14a-8(i)(10), because Caterpillar has already substantially implemented the proposal.

The Proposal requests that Caterpillar prepare a "Global Warming Report" by October 2008. Caterpillar already publishes an annual[1] Sustainability Report that includes detailed information concerning the Company's efforts to reduce carbon dioxide emissions and combat global warming. The Sustainability Report provides technical data concerning Caterpillar's global greenhouse gas ("GHG") emissions (defined as annual metric tons of carbon dioxide per equivalent million dollars of normalized revenue). This report also includes a discussion of the various initiatives that have enabled the Company to achieve an approximate thirty percent reduction in such GHG emissions since 2003. These initiatives include 6 Sigma projects to improve heating efficiency, achieve more efficient lighting and control of equipment, and dozens of others. The report also discusses specific Company initiatives that enable Caterpillar's customers to reduce their own GHG emissions, such as clean-diesel ACERT® technology, increased use of remanufacturing, and Caterpillar Emissions Solutions. Finally, in a section entitled "A Message from our Chairman," the Sustainability Report discusses the strategic rationale of supporting public policies that reduce GHG emissions and promote market-based approaches to climate change initiatives. Caterpillar's most recent Sustainability Report is attached as Exhibit B, and is also available on the Company's website.[2]

Rule 14a-8(i)(10) permits the exclusion of stockholder proposals if a company has already substantially implemented the proposal. The standard the Staff has applied in determining if a proposal is substantially implemented is whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal." See, *Exchange Act Release No. 34-20091* (Aug. 16, 1983) and *Texaco, Inc.* (March 28, 1991). The Staff has consistently taken the position that when a company already has policies and procedures in place relating to

[1] The Company issued a Sustainability Report in 2006 and 2007 and will issue another Report in 2008.
[2] http://www.cat.com

the subject matter of the proposal, or has implemented the essential objectives of the proposal, the stockholder proposal has been "substantially implemented" within the scope of Rule 14a-8(i)(10).

In this case, Caterpillar has an established practice of publishing an annual Sustainability Report that provides detailed quantitative and qualitative information regarding its efforts to minimize climate change, which is precisely the type of information that one would reasonably expect a company to include in a "Global Warming Report." The Proposal does not specify a mandatory format or content for the Global Warming Report, thus giving the Company a range of discretion in this regard.[3] The Company believes that the information provided in the Sustainability Report is appropriate content for a Global Warming Report.

Prior decisions of the Staff have concurred with the exclusion of proposals in analogous circumstances. In *ConAgra Foods, Inc.* (June 20, 2005), the proponent requested that "the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports." ConAgra Foods, Inc. argued, and the Staff concurred, that the proposal could properly be excluded as "substantially implemented" in view of the fact that ConAgra Foods, Inc. already published an annual "Corporate Responsibility Report" that contained the information requested. In that case, like this one, the title of the requested report was different than the title of the existing report, but such difference was deemed immaterial.

In *Albertson's, Inc.* (March 23, 2005), a stockholder proposal called for the disclosure of "social, environmental and economic performance to the public by issuing annual sustainability reports." The company represented that that the proposal had been substantially implemented by its practice of publishing annual sustainability reports. Despite the proponent's response that "a request to disclose the Company's actual performance in those areas cannot be substantially implemented by listing selected achievements," the Staff concurred with the exclusion of the proposal. *See also, Lowe's Companies, Inc.* (March 21, 2005) (Staff concurred in the exclusion of a proposal calling for annual sustainability report under Rule 14a-8(i)(10), noting the company's representation that it "prepares and publishes this type of report annually").

By producing an [annual] Sustainability Report that includes detailed information concerning Caterpillar's efforts to reduce carbon dioxide emissions and combat global warming, Caterpillar has "substantially implemented" the Proposal pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power to Implement the Proposal

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." As discussed above, the Proposal provides discretion in determining what type of information to include in a Global Warming Report. To the extent, however, that the Proposal is interpreted as mandating a report that determines the "undesirable weather-related events and disasters avoided" as a result

[3] The suggested content is prefaced with, "The report *may* discuss..."

of Caterpillar's reductions in GHG emissions, such a report would be patently impossible for the Company to produce. Neither the Company nor any other earthly entity can specify in any manner what "undesirable weather-related events and disasters" have *not* occurred as a result of Caterpillar's actions. The climate system is too complex to identify specific weather events attributable to the reduction in the intensity of a single emitter's GHG emissions. Therefore, the company would lack the power or authority to implement the proposal pursuant to Rule 14a-8(i)(6).

III. The Proposal May Properly Be Excluded under Rule 14a-8(i)(3) Because the Proposal and Supporting Statement, Read Together, Are Inherently Vague

Staff Legal Bulletin No. 14B (September 15, 2004) expressed the Staff's view that exclusion under Rule 14a-8(i)(3) may be appropriate if the resolution contained in the proposal is so inherently vague that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The Staff noted that this objection may be appropriate where the proposal and the supporting statement, when read together, have this result.

In this case, the only specific requirement of the Proposal is that stockholders request that the Board prepare a "Global Warming Report." Caterpillar has already done this. Its annual Sustainability Report contains the information called for by a Global Warming Report--in other words, a report describing the Company's past and future initiatives to reduce emissions of greenhouse gases, as well as the results of those efforts. However, based on the content of the supporting statement, as well as some language in the "resolved" section of the Proposal, it is possible that some stockholders might interpret the Proposal to call for a radically different type of report – specifically, a global climate study aimed at determining how the Company's reductions in its own GHG emissions have impacted global mean temperatures and what specific "undesirable weather-related events and disasters" were "avoided" as a result of such reductions. As discussed above, such a report would be fundamentally impossible to carry out and the attempt to do so could entail a dramatically higher commitment of resources by the Company. For the purposes of Rule 14a-8(i)(3), the Proposal may be excluded because it is impossible to discern how stockholders would view the consequences of a "yes" or "no" vote. Pursuant to the guidance by the Staff in the aforementioned Bulletin, exclusion of the Proposal is appropriate on this basis as well.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Caterpillar omits the Proposal from its 2008 Proxy Materials. Please contact the undersigned at 309-266-3825 if you have any questions regarding this matter. The Company respectfully requests that the Staff send a copy of its response to this no-action request by facsimile to the Company and to the Proponent at the following numbers: 309-675-6620, Attn: Joseph H. Currin, Caterpillar Inc. and 301-330-3440, Attn: Steven J. Milloy, Investment Advisor to The Free Enterprise Action Fund.

Sincerely,

Joseph H. Currin

Enclosures

cc: Steven J. Milloy, Action Fund Management (Investment Advisor to The Free Enterprise Action Fund (301-330-3440))



Joseph H. Currin
Legal Services Division
100 N.E. Adams St.
Peoria, Illinois 61629-7310
(309) 266-3825 (office)
(309) 229-9189 (mobile)
(309) 675-6620 (fax)
Currin_Joe@cat.com

1934 Act/Rule 14a-8

February 1, 2008

Via Electronic Mail and Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Caterpillar Inc. – Stockholder Proposal relating to Global Warming Report

Ladies and Gentlemen:

The purpose of this letter is to inform you that Caterpillar Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Stockholders Meeting (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") submitted by The Free Enterprise Action Fund (the "Proponent") on December 19, 2007.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments, filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2008 Proxy Materials with the Commission, and concurrently sent copies of this correspondence to the Proponent.

By copy of this letter, the Company is notifying the Proponent of the Company's intent to exclude the Proposal from the 2008 Proxy Materials.

THE PROPOSAL

The Proposal states:

"RESOLVED: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report."

The resolution proceeds to suggest potential information that may be included in the global warming report. The supporting statement argues, among other things, that cap-and-trade carbon dioxide regulations are likely to reduce economic growth and harm the economy while exerting a trivial impact on atmospheric concentrations of carbon dioxide and global climate.

A copy of the Proposal and supporting statements, as well as related correspondence from the Proponent, is attached to this letter as *Exhibit A.*

We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposal from its 2008 Proxy Materials pursuant to Rules 14a-8(i)(10), 14a-8(i)(6), and 14a-8(i)(3).

DISCUSSION AND ANALYSIS

I. The Proposal May Properly Be Excluded Under Rule 14a-8(i)(10) as Substantially Implemented by the Company

The Proposal may be excluded under Rule 14a-8(i)(10), because Caterpillar has already substantially implemented the proposal.

The Proposal requests that Caterpillar prepare a "Global Warming Report" by October 2008. Caterpillar already publishes an annual[1] Sustainability Report that includes detailed information concerning the Company's efforts to reduce carbon dioxide emissions and combat global warming. The Sustainability Report provides technical data concerning Caterpillar's global greenhouse gas ("GHG") emissions (defined as annual metric tons of carbon dioxide per equivalent million dollars of normalized revenue). This report also includes a discussion of the various initiatives that have enabled the Company to achieve an approximate thirty percent reduction in such GHG emissions since 2003. These initiatives include 6 Sigma projects to improve heating efficiency, achieve more efficient lighting and control of equipment, and dozens of others. The report also discusses specific Company initiatives that enable Caterpillar's customers to reduce their own GHG emissions, such as clean-diesel ACERT® technology, increased use of remanufacturing, and Caterpillar Emissions Solutions. Finally, in a section entitled "A Message from our Chairman," the Sustainability Report discusses the strategic rationale of supporting public policies that reduce GHG emissions and promote market-based approaches to climate change initiatives. Caterpillar's most recent Sustainability Report is attached as Exhibit B, and is also available on the Company's website.[2]

Rule 14a-8(i)(10) permits the exclusion of stockholder proposals if a company has already substantially implemented the proposal. The standard the Staff has applied in determining if a proposal is substantially implemented is whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal." See, *Exchange Act Release No. 34-20091* (Aug. 16, 1983) and *Texaco, Inc.* (March 28, 1991). The Staff has consistently taken the position that when a company already has policies and procedures in place relating to

[1] The Company issued a Sustainability Report in 2006 and 2007 and will issue another Report in 2008.
[2] http://www.cat.com

the subject matter of the proposal, or has implemented the essential objectives of the proposal, the stockholder proposal has been "substantially implemented" within the scope of Rule 14a-8(i)(10).

In this case, Caterpillar has an established practice of publishing an annual Sustainability Report that provides detailed quantitative and qualitative information regarding its efforts to minimize climate change, which is precisely the type of information that one would reasonably expect a company to include in a "Global Warming Report." The Proposal does not specify a mandatory format or content for the Global Warming Report, thus giving the Company a range of discretion in this regard.[3] The Company believes that the information provided in the Sustainability Report is appropriate content for a Global Warming Report.

Prior decisions of the Staff have concurred with the exclusion of proposals in analogous circumstances. In *ConAgra Foods, Inc.* (June 20, 2005), the proponent requested that "the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports." ConAgra Foods, Inc. argued, and the Staff concurred, that the proposal could properly be excluded as "substantially implemented" in view of the fact that ConAgra Foods, Inc. already published an annual "Corporate Responsibility Report" that contained the information requested. In that case, like this one, the title of the requested report was different than the title of the existing report, but such difference was deemed immaterial.

In *Albertson's, Inc.* (March 23, 2005), a stockholder proposal called for the disclosure of "social, environmental and economic performance to the public by issuing annual sustainability reports." The company represented that that the proposal had been substantially implemented by its practice of publishing annual sustainability reports. Despite the proponent's response that "a request to disclose the Company's actual performance in those areas cannot be substantially implemented by listing selected achievements," the Staff concurred with the exclusion of the proposal. *See also, Lowe's Companies, Inc.* (March 21, 2005) (Staff concurred in the exclusion of a proposal calling for annual sustainability report under Rule 14a-8(i)(10), noting the company's representation that it "prepares and publishes this type of report annually").

By producing an [annual] Sustainability Report that includes detailed information concerning Caterpillar's efforts to reduce carbon dioxide emissions and combat global warming, Caterpillar has "substantially implemented" the Proposal pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power to Implement the Proposal

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." As discussed above, the Proposal provides discretion in determining what type of information to include in a Global Warming Report. To the extent, however, that the Proposal is interpreted as mandating a report that determines the "undesirable weather-related events and disasters avoided" as a result

[3] The suggested content is prefaced with, "The report *may* discuss..."

of Caterpillar's reductions in GHG emissions, such a report would be patently impossible for the Company to produce. Neither the Company nor any other earthly entity can specify in any manner what "undesirable weather-related events and disasters" have *not* occurred as a result of Caterpillar's actions. The climate system is too complex to identify specific weather events attributable to the reduction in the intensity of a single emitter's GHG emissions. Therefore, the company would lack the power or authority to implement the proposal pursuant to Rule 14a-8(i)(6).

III. The Proposal May Properly Be Excluded under Rule 14a-8(i)(3) Because the Proposal and Supporting Statement, Read Together, Are Inherently Vague

Staff Legal Bulletin No. 14B (September 15, 2004) expressed the Staff's view that exclusion under Rule 14a-8(i)(3) may be appropriate if the resolution contained in the proposal is so inherently vague that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The Staff noted that this objection may be appropriate where the proposal and the supporting statement, when read together, have this result.

In this case, the only specific requirement of the Proposal is that stockholders request that the Board prepare a "Global Warming Report." Caterpillar has already done this. Its annual Sustainability Report contains the information called for by a Global Warming Report--in other words, a report describing the Company's past and future initiatives to reduce emissions of greenhouse gases, as well as the results of those efforts. However, based on the content of the supporting statement, as well as some language in the "resolved" section of the Proposal, it is possible that some stockholders might interpret the Proposal to call for a radically different type of report – specifically, a global climate study aimed at determining how the Company's reductions in its own GHG emissions have impacted global mean temperatures and what specific "undesirable weather-related events and disasters" were "avoided" as a result of such reductions. As discussed above, such a report would be fundamentally impossible to carry out and the attempt to do so could entail a dramatically higher commitment of resources by the Company. For the purposes of Rule 14a-8(i)(3), the Proposal may be excluded because it is impossible to discern how stockholders would view the consequences of a "yes" or "no" vote. Pursuant to the guidance by the Staff in the aforementioned Bulletin, exclusion of the Proposal is appropriate on this basis as well.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Caterpillar omits the Proposal from its 2008 Proxy Materials. Please contact the undersigned at 309-266-3825 if you have any questions regarding this matter. The Company respectfully requests that the Staff send a copy of its response to this no-action request by facsimile to the Company and to the Proponent at the following numbers: 309-675-6620, Attn: Joseph H. Currin, Caterpillar Inc. and 301-330-3440, Attn: Steven J. Milloy, Investment Advisor to The Free Enterprise Action Fund.

Sincerely,

Joseph H. Currin

Enclosures

cc: Steven J. Milloy, Action Fund Management (Investment Advisor to The Free Enterprise Action Fund (301-330-3440))

EXHIBIT A

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

BY FAX

December 19, 2007

James B. Buda
Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, Illinois 61629

Dear Mr. Buda:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Caterpillar (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 587 shares of the Company's common stock, 439 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Caterpillar Common Stock

Attachment: Shareholder Proposal: Global Warming Report

Global Warming Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by Caterpillar to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.

Supporting Statement:

Caterpillar supports action on global warming and is a member of the U.S. Climate Action Partnership (USCAP), a group that lobbies for global warming regulation.

But scientific data show that atmospheric levels of carbon dioxide, the greenhouse gas of primary concern in global warming, do not drive global temperature. *See e.g.*, http://youtube.com/watch?v=XDI2NVTYRXU.

Even assuming for the sake of argument that atmospheric carbon dioxide levels affect global temperatures, the U.S. Environmental Protection Agency recently projected that U.S. regulation of manmade greenhouse gas emissions would have a trivial impact on atmospheric concentrations of carbon dioxide. *See* http://www.epa.gov/climatechange/downloads/s1766analysispart1.pdf.

So U.S. greenhouse gas regulation is not likely to discernibly affect global climate.

Global warming regulation is expected to harm the economy. The Congressional Budget Office, U.S. Department of Energy and prominent economists such as Alan Greenspan, Arthur Laffer and Greg Mankiw all say that cap-and-trade — a type of greenhouse gas regulation promoted by USCAP — would reduce economic growth. *See e.g.*, http://www.junkscience.com/failure_to_disclose.pdf.

Shareholders want to know how Caterpillar's actions relating to global warming may be affecting global climate.

ACTION FUND MANAGEMENT
12309 Briarbush Lane
Potomac, MD 20854

FAX

Phone:	301-258-2852	**Date:**	**January 23, 2008**
Fax:	301-330-3440		
Email:	stevenmilloy@yahoo.com	**From:**	**Steven Milloy**
URL:		**Pages:**	4 (Including cover)

TO:	Joni Funk	**FAX:**	309-675-6620
		RE:	Proof of Ownership for FEAOX Shareholder Proposal

Ms. Funk,

Attached please find the proof of ownership for the shareholder proposal submitted on behalf of the Free Enterprise Action Fund. Please confirm receipt.

Steve Milloy

Note: The information contained in this fax is intended only for the individual to whom it is addressed or agent responsible to deliver it to the intended recipient. If you have received this communication in error please immediately notify us by telephone. If there are any problems with the receipt of this document, please call us **at 301-258-2852.**



January 15, 2008

Caterpillar Inc.

James B. Buda

Corporate Secretary

100 NE Adams Street, Peoria, Illinois 61629

Re: Shareholder Resolution of the Free Enterprise Action Fund

To Whom It May Concern:

Huntington National Bank holds 587 shares of the Company's common stock beneficially for the Free Enterprise Action Fund, the proponent of a shareholder proposal submitted to the company and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. Of the 587 shares of the Company stock, 439 shares are held by Huntington National Bank and have been beneficially owned by The Free Enterprise Action Fund continuously for more than one year prior to the submission of this resolution, December 19, 2007. Please refer to the attachment for the purchase dates of said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

John Barker
Trust Relationship Associate – Senior
Huntington National Bank
Ph: 614-331-9709
Fx: 614-331-6192

Account Number:
1041040274 - FREE ENT AC FD
FREE ENTERPRISE ACTION FD

Tax Lot (Single Investment)

As of Date: 01/22/2008 **Settled**

Description	**Tax Lot #**	**Units**	**Unit Tax Cost**	**Tax Cost**	**Market Value**	**Unrealized G/L**	**Acquired**
CATERPILLAR INC CUSIP #: 149123101 Unit Price: 62.810	1	160.000000	48.86	7,817.60	10,049.60	2,232.00	03/03/2005
	2	58.000000	49.58	2,875.35	3,642.98	767.63	03/08/2005
	3	11.000000	53.82	592.02	690.91	98.89	10/13/2005
	4	75.000000	73.62	5,521.50	4,710.75	-810.75	07/06/2006
	5	41.000000	66.53	2,727.73	2,575.21	-152.52	09/13/2006
	6	42.000000	63.02	2,646.84	2,638.02	-8.82	12/07/2006
	7	52.000000	62.36	3,242.72	3,266.12	23.40	12/14/2006
	8	51.000000	60.36	3,078.36	3,203.31	124.95	01/17/2007
	9	62.000000	67.26	4,170.31	3,894.22	-276.09	02/23/2007
	10	35.000000	71.76	2,511.60	2,198.35	-313.25	12/04/2007
	COMBINED LOT TOTAL	587.000000		35,184.03	36,869.47	1,685.44	

CATERPILLAR®

Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629 – 7310

January 18, 2008

Mr. Steven J. Milloy
c/o Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

Re: Proposal for 2008 Annual Meeting

Dear Mr. Milloy:

Your letter (copy attached) was received in our Corporate Secretary's office on December 19, 2007. The letter indicates that verification of ownership of Caterpillar stock by The Free Enterprise Action Fund will follow separately. To date, we have not received the verification of beneficial ownership.

Please provide the ownership verification as soon as possible.

Sincerely,

Joni Funk
Securities Paralegal

Legal - AB7310
Phone: 309-675-6754
Fax: 309-675-6620
g:\proxy\proposals\2008\global warming - ownership verification.doc

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	9943
RECIPIENT ADDRESS	3013303440
DESTINATION ID	
ST. TIME	01/23 11:27
TIME USE	03'48
PGS.	4
RESULT	OK

EXHIBIT B

2006 SUSTAINABILITY REPORT

ENDLESS

CATERPILLAR®

ABOUT THIS REPORT

This report, our second annual, was created to help our employees and other stakeholders understand how we are enabling sustainable development and driving business growth in areas we believe are of the most strategic importance to Caterpillar: energy, materials, mobility and development.

- Pages 6-29 contain a series of photo essays and metrics, providing an overview of our involvement in areas key to sustainable development. This section highlights a cross section of projects and initiatives, but is not meant to reflect the entirety of our strategy.
- Pages 30-36 feature a more detailed discussion of our strategies, accomplishments, challenges and future plans in each area.


RAPID POPULATION
GROWTH.

LIMITED NATURAL RESOURCES.

STRAINED ECOSYSTEMS.

NO SIMPLE SOLUTIONS.

The concept of sustainable development—meeting the needs of the present without compromising the ability of future generations to meet their own needs—poses many challenges. It also presents many possibilities for Caterpillar, our dealers and our customers. The areas in which we operate—energy, materials, mobility and development—represent society's basic needs and are fundamental economic drivers. For us, the challenges are numerous, but so are the opportunities to develop new solutions, profitably grow our businesses and help create a more sustainable world.

The challenges and opportunities are endless.

Caterpillar customers operate in industries—infrastructure development, mining, energy, forestry, transportation and others—that are at the heart of many of the world's sustainable development challenges. Every day, Caterpillar people look for opportunities to apply our expertise and technology to address these issues. We work to provide solutions that make our customers' businesses more viable. And we strive to make the intelligent choices that will allow both our company and our planet to prosper. Ultimately, we believe the sustainability of our world and the sustainability of our business are inseparable.

THE BUSINESS OF SUSTAINABLE DEVELOPMENT

Customers have long turned to Caterpillar for machines and engines that do the world's work—productively, efficiently and cost effectively. More and more, they're also looking to us for solutions to lower emissions, use energy and fuels more efficiently and operate with less environmental impact. Providing such solutions is a growing business. Consider these examples:

> We invested more than $2 billion over the last 10 years developing cleaner products, including ACERT® Technology and SoLoNOx™—solutions that dramatically reduce diesel engine and gas turbine emissions while meeting customer expectations for durability, fuel efficiency and performance. As a result, we retain our leadership positions in important industries.
> We grew our remanufacturing business 67 percent between 2001 and 2006—educating customers, governments and policymakers to help remove barriers and expand the market for this advanced recycling process. We are a leader in this $100 billion global industry that conserves nonrenewable resources and provides cost-effective repair options for customers.
> We continue to work with governments to promote the use of alternative fuels such as landfill gas, coal seam methane and digester gas for distributed power generation. About 5 percent of our Solar® gas turbines, for example, currently operate on gases such as these, which are often wasted and potentially harmful. Increasing our ability to convert these gases into clean energy not only reduces greenhouse gas (GHG) emissions, but also represents a significant opportunity for growth.

These are just three examples of how we're applying technology to turn existing problems into business solutions. Our work is proof that supporting sustainable development can create value for our customers, investors and environment. Certainly, we haven't identified all possible solutions—or opportunities—but we are moving our business strategies toward sustainable development. First, we're improving the energy efficiency, increasing the remanufacturability and reducing the negative environmental impact of our products and services. Second, we're expanding and creating new markets for our products and services by supporting incentives for technology development and deployment. And third, we're working with customers and other stakeholders to share technologies and best practices. You'll see examples of each strategy in action in this report.

THE CHALLENGE OF CLIMATE CHANGE

The issue of GHG emissions is one significant area in which our core businesses and the challenges of sustainable development merge. We believe we can best serve our stakeholders by providing solutions such as energy-efficient products and technologies and by finding policy solutions that both support sustainability and meet the needs of our customers. As a major partner with the coal mining and oil and gas industries, for example, we have a tremendous interest in securing the long-term viability of these energy sources. We believe much of the world's progress and prosperity depends on maintaining these fuels as safe, secure, reliable and low-carbon-emissions sources of energy. Similarly, clean diesel engines and combined heat and power applications are critical technologies that can significantly enhance energy efficiency and should be included as solutions to address climate change.

To encourage reasonable yet environmentally effective standards in these and other industries, Caterpillar is actively engaged in supporting public policies that reduce GHG emissions and promote market-based approaches to climate change initiatives. As a member of the U.S. Climate Action Partnership (USCAP), we are calling on U.S. policymakers to establish a mandatory emissions reduction program to address climate change—specifically, a federal approach that's well integrated into a harmonized global system of GHG emissions-reduction initiatives and avoids local or regional development of separate paths. We support emissions standards based on thorough, peer-reviewed science that allow industry and public input. We seek fair and flexible approaches to these standards, as well as incentives for new technology and early action. We join the members of USCAP in urging the U.S. Congress to specify a target zone aimed at reducing emissions 60 to 80 percent by 2050.

Ultimately, the goals of reduced GHG emissions and economic growth are not mutually exclusive. We believe addressing climate change will provide more opportunities for industry and the economy. That's why a market-based approach that encourages innovation, both in the discovery of new energy sources and in the development of new technologies to improve the use of existing resources, is so important. Governments will implement the policies and regulations, but business will provide the solutions—and Caterpillar is committed to being at the forefront.

OUR SUSTAINABLE DEVELOPMENT JOURNEY

Last year, we published our first sustainability report. I know some readers were surprised to learn that Caterpillar is pursuing sustainable development as a business—and even more surprised to discover all we've been doing in this area over the years. For us, the process of producing our first report was a significant learning experience. It showed us the importance of having an "outside-in" perspective, being less internally focused and more globally and strategically relevant. It also helped us see clearly the many challenges we face and the critical need to embed the pursuit of sustainable development across our organization.

In 2005, when we introduced our enterprise strategy, we identified sustainable development as a "strategic area of improvement"—an area that requires enterprise-wide focus and commonality to achieve our goals. I believe our organization as a whole is increasing its understanding of the principles of sustainable development. As expected, some individual business units are struggling to understand how to apply these principles. In addition, we made a conscious decision to focus our efforts in 2006 on participating in the development of policy principles for U.S. federal-level GHG emissions-reduction efforts and engaging some of our largest customers to better understand their sustainable development needs. As a result, we did not make as much progress as originally planned on other, internal sustainable development initiatives. In the months and years ahead, however, we are committed to helping every employee understand the complexity of sustainable development—and helping every business unit translate that understanding into growing, profitable business models.

We have made progress in achieving the targets established in last year's report. I am both encouraged by that progress and aware that we still have much to do. We know that enabling sustainable development is an ongoing journey, and we're focused on being a leader on this front. We have real contributions to make—contributions that over the long term will benefit our business, our customers and our investors and help to create a more sustainable world. Our journey continues.

Jim Owens

Jim Owens, Chairman and CEO
Caterpillar Inc.



ADVISORS

Our thanks to the advisory council of experts who provided input and guidance. Their inclusion on this list merely indicates they provided feedback and in no way implies they endorse the contents of this report.

Luke Danielson
Attorney and Researcher
International Center for Law and Development

George C. Eads
Vice President
CRA International

Keister Evans
Executive Director
Tropical Forest Foundation

Margaret Flaherty
Managing Director
World Business Council for Sustainable Development

Bradley Googins
Executive Director
Boston College Center for Corporate Citizenship

Stephanie Hanford
President
Connectivity Consulting, LLC

Stuart L. Hart
S.C. Johnson Chair in Sustainable Global Enterprise
Johnson Graduate School of Management, Cornell University

Calestous Juma
Professor of the Practice of International Development
John F. Kennedy School of Government, Harvard University

Fred Krupp
President
Environmental Defense

Thomas E. Lovejoy
President
Heinz Center for Science, Economics and the Environment

Geoff Lye
Vice Chairman
SustainAbility Ltd/Inc

Research Fellow
Green College, Oxford

Mark B. Milstein
Professor and Director
Center for Sustainable Global Enterprise, Cornell University

William R. Moomaw
Professor and Director, International Environmental Policy
The Fletcher School, Tufts University

Kevin Sweeney
Independent Consultant
Visiting Faculty
University of California, Berkeley

Michael Tost
Principal Advisor, Sustainable Development Communications & External Relations Department, Rio Tinto plc

William A. Wallace
Past President
Engineers Without Borders – USA

Durwood Zaelke
Partner
Zelle, Hofmann, Voelbel, Mason & Getty

These graphs provide a snapshot of performance according to a set of key indicators. Over time, as we continue to integrate sustainability into our business systems, our reporting will evolve to reflect additional goals and targets.

Ahead of Schedule
On Schedule
Behind Schedule
No Target Established


GREENHOUSE GAS INTENSITY[1]
(metric tons of CO_2 equivalent per million dollars of normalized revenue)
91.44
74.98
67.54
65.88
03 04 05 2010
PERCENT OF MATERIAL RECYCLED
(pounds recycled waste/ pounds total waste) x 100
28%
42%
57%
70%
03 04 05 2010
LANDFILL/ INCINERATED WASTE[1]
(pounds per million dollars of normalized revenue)
8,500
5,680
6,701
03 04 05
RECYCLED WASTE[1]
(pounds per million dollars of normalized revenue)
3,370
4,130
9,041
03 04 05
HAZARDOUS WASTE[1,2]
(pounds per million dollars of normalized revenue)
224
159
150
03 04 05
WATER USE[1]
(thousand gallons per million dollars of normalized revenue)
280
170
177
03 04 05

Except where otherwise noted, operations data from facilities represent an estimated 90 percent of Caterpillar's enterprise total but do not yet include Progress Rail operations. Facilities include wholly owned subsidiaries and ventures where we have a controlling interest greater than 50 percent. Certain 2006 numbers were not available at the time of publication.

(1) Normalized revenue is revenue adjusted for inflation from a 2002 base.
(2) Data represent U.S. facilities only. Definitions vary from state to state, but for Caterpillar typically include materials such as high pH cleaning solutions from manufacturing and remanufacturing operations and cleaning solutions, solvents and sludge from painting operations. Data prior to 2005 have been restated to reflect the availability of more complete and accurate information.

REMANUFACTURING
Data do not yet include Progress Rail operations.



REMAN BUSINESS GROWTH
(percent revenue increase over 2001 base)
16%
38%
56%
67%
182%
03 04 05 06 2010
REMAN END-OF-LIFE "TAKE BACK" PERCENT
(actual end-of-life returns/ eligible returns) x 100
87%
90%
89%
88%
93%
03 04 05 06 2010
REMAN END-OF-LIFE "TAKE BACK" BY WEIGHT
(millions of pounds of end-of-life material received)
102
112
135
139
160
03 04 05 06 2010
REMAN REUSE AND RECYCLE TECHNOLOGY PROJECTS
(6 Sigma-based)
18
20
100
207
160
03 04 05 06 2010



LOST-TIME CASE FREQUENCY[3]
(lost-time injuries per 200,000 hours worked)
2.90
1.96
1.29
1.05
0.3
03 04 05 06 2010
RECORDABLE INJURY FREQUENCY[3]
(recordable injuries per 200,000 hours worked)
6.06
4.99
3.92
3.07
1.19
03 04 05 06 2010
ON-HIGHWAY DIESEL ENGINES[4]
(pounds of particulate matter produced per year)
470.4
196.0
78.4
7.8
7.8
88 91 94 07 2010
SOLAR® GAS TURBINES[5]
(NOx emissions from SoLoNOx™ as a percent of NOx emissions from standard combustion systems)
100%
33%
20%
12%
85 92 95 06

(3) Safety data from facilities represent an estimated 100 percent of Caterpillar's enterprise total but do not yet include Progress Rail operations.
(4) Heavy-duty on-highway truck traveling 120,000 miles (193,116 km) per year with 2.97 hphr/mile.
(5) Centaur™ 50 turbine operating at full load on pipeline-quality natural gas at ambient temperatures above 0°F.

WORKPLACE SAFETY

EMISSIONS

ENERGY

Energy is at the heart of some of the world's most complex dilemmas, including supply and security issues as well as the challenges of economic development, poverty reduction and climate change. We are an active supplier to the industry and a leader in the development of innovative distributed power solutions. Through our products and services, we can help improve efficiency from extraction through conversion and beyond.

- **Extraction.** Our machines and engines are used in every aspect of bringing fuels to market. As known reserves of certain fossil fuels are depleted, we are helping the global energy sector extract, distribute and convert existing supplies as cleanly and efficiently as possible.

- **Conversion.** Our power generation products provide more than 135,000 megawatts of electricity worldwide, equal to the combined capacity of the 50 largest U.S. electric utility plants. As electricity use rises, our leadership—particularly in converting alternative fuels into clean electricity—is increasingly important in meeting this need and in reducing demand for fossil fuels.

- **Engagement.** Our employees are working with governments and regulatory agencies to establish meaningful energy and climate change policies, regulations and incentives—and with the marketplace to deploy the necessary technologies.

- **Operations.** Our business is growing and with it our manufacturing output. We are improving energy efficiency and reducing GHG emissions intensities at our facilities.

Please see pages 31-32 for a detailed discussion of our strategies, accomplishments, challenges and future plans in this area.


CAT

(Photo on previous page)

RECOVERING OIL EFFICIENTLY

In determining future sources of energy, society cannot look at climate change alone, but must also address issues of energy security, independence and competitiveness. We have an important role to play in these areas through our work in Canada's Athabasca, Peace River and Cold Lake oil sands. Hundreds of Cat® machines—supported by 300 employees from Cat dealer Finning—are unearthing the estimated 1.7 to 2.5 trillion barrels of bitumen that lie here, part of the solution to the world's exploding demand for energy. The challenge is extracting oil from the sands in a way that maximizes efficiency and minimizes GHG emissions, pollution and other environmental issues. We're helping our customers address these challenges and ensure the oil sands are mined in the most efficient way possible.

CONVERTING VOLATILE GASES INTO CLEAN ELECTRICITY

For over two decades, we've been helping customers use Cat generator sets to produce power from alternative fuels—including methane from landfills, livestock manure, sewage treatment facilities and underground coal seams that would otherwise contribute to climate change. At mine sites in Australia, for example, our generator sets fueled by coal seam gas are powering roughly 30,000 homes while significantly reducing GHG emissions. In the United States, cow manure—an abundant, endlessly renewable resource—is increasingly being tapped as a source of clean power and a growing business opportunity. Farmers are using the animal waste to generate electricity that they then sell to local utilities.




RESPIRO



SOLAR® GAS TURBINES
(NOx emissions from SoLoNOx™ as a percent of NOx emissions from standard combustion systems)

85	92	95	06
100%	33%	20%	12%

Centaur™ 50 turbine operating at full load on pipeline-quality natural gas at ambient temperatures above 0°F.

POWERING ALTERNATIVE FUEL PRODUCTION

This ethanol plant in Kansas uses two Solar® Taurus™ 70 gas turbines featuring low-emissions SoLoNOx™ combustion systems to power generators and steam boilers for production processes. A high-octane, renewable fuel derived from grains, ethanol is used in many countries to supplement fossil fuel supplies.



MATERIALS

With population growth comes an ever-increasing need for renewable and nonrenewable resources. As a major supplier to industries that meet this demand, we're involved from extraction through end-of-life recovery. With our dealers, we provide products, support and technology to help customers harvest materials efficiently and safely. And through remanufacturing, we make one of our greatest contributions to sustainable development—keeping nonrenewable resources in circulation for multiple lifetimes.

> **Extraction.** Many of our customers extract nonrenewable resources from the earth. Through alliance agreements, we help customers develop solutions to improve efficiency and productivity and reduce environmental impact.

> **Remanufacturing.** Our growing, profitable remanufacturing businesses return end-of-life components to same-as-new condition, reducing waste and minimizing the need for raw materials to produce new parts. In addition to remanufacturing our own components, we provide remanufacturing services for manufacturers that serve the rail, industrial, defense and automotive industries.

> **Engagement.** We continue to educate governments and other agencies worldwide on the difference between remanufactured and used products, thereby reducing market-access barriers and expanding the worldwide market for remanufactured goods.

> **Operations.** As we manufacture products, we consume significant amounts of steel and the materials used to process it into finished goods. We are reducing our need for materials by increasing product durability and pursuing life-cycle management strategies.

Please see pages 32-34 for a detailed discussion of our strategies, accomplishments, challenges and future plans in this area.



(Photo on previous page)



RECYCLING FOR THE RAIL INDUSTRY

With our acquisition of Progress Rail in 2006, we expanded our remanufacturing focus and our customer base by more than 7,000. Progress Rail remanufactures, repairs and recycles used railcars, locomotives, rail and track—2.6 billion pounds in 2006. Joining Caterpillar will help the company expand into additional rail-related remanufacturing and take its unique salvage abilities to new customers around the world.

EXTRACTING ESSENTIAL RESOURCES

Through our products and services, we play an important role in helping miners extract and deliver coal, copper, iron ore, nickel and other metals and minerals as efficiently and cost effectively as possible. We're working with mines around the world to hold down the overall cost of providing raw materials and to protect the environments in which they operate. We also participate in the life cycle of resources in ways that might not be obvious. At Rio Tinto Minerals' Montana mine, for example, some of the talc extracted is used to produce a critical component in our catalytic converters—part of our diesel emissions reduction technologies.





CIRCULATING PRODUCTS FOR MULTIPLE LIFETIMES

Here in Corinth, Mississippi, advanced cleaning and salvage processes turn end-of-life water pumps, cylinder packs, transmissions and other components into Cat Reman products. Customers return end-of-life components, which are completely disassembled, remanufactured to exact specifications, assembled into finished remanufactured products, tested and packaged for sale. In total, Cat Reman recycled 139 million pounds of material in 2006. It's a business model that encourages responsible end-of-life practices by requiring a one-for-one exchange as part of every transaction. And unlike traditional recycling, remanufacturing doesn't expend additional energy to break down a used component into its raw materials. By reusing much of the original component, remanufacturing conserves most of the energy consumed in the original manufacturing process.



REMAN END-OF-LIFE "TAKE BACK" PERCENT
(actual end-of-life returns/ eligible returns) x 100

REMAN END-OF-LIFE "TAKE BACK" BY WEIGHT
(millions of pounds of end-of-life material received)

REMAN REUSE AND RECYCLE TECHNOLOGY PROJECTS
(6 Sigma-based)



87%
90%
89%
88%
93%
03 04 05 06 2010
102
112
135
139
160
03 04 05 06 2010
18
20
100
207
160
03 04 05 06 2010

Data do not yet include Progress Rail operations.

MOBILITY

The typical person spends about an hour a day traveling. In developing countries in particular, the need to travel and the economic means to support it are increasing rapidly. As the world's leading producer of diesel engines, we support the mobility that drives economies and connects people, and we are providing technologies and expertise to reduce the congestion, pollution and frustration caused by a growing transportation system.

> **New technologies.** Through ACERT® Technology, we have achieved dramatic reductions in regulated emissions. Today, our on-highway engines produce virtually zero particulate matter—and by 2014, our non-road engines will produce 95 percent less particulate matter than a decade ago. Ongoing investment in new technologies is critical to creating value for customers and protecting the environment.

> **Alternative fuels.** Using biodiesel fuel produced from plant oils in our products is one way to increase the use of renewable fuels, reduce dependence on crude oil and contribute to GHG emissions reduction. At the same time, proper standards and testing procedures are essential to ensure optimum engine performance for our customers.

> **Retrofit solutions.** Millions of diesel engines at work today were produced before existing emissions-reduction technology was developed. Our growing environmental technologies business—which provides diesel particulate filters, engine rebuild kits and other aftertreatment solutions for "legacy" products—helps reduce environmental impact.

> **Engagement.** Business alone cannot address the challenges associated with transport. We continue to work closely with many stakeholders to ensure the smooth introduction of new technologies and the establishment of technical standards for biodiesel and other alternative fuels.

Please see pages 34-36 for a detailed discussion of our strategies, accomplishments, challenges and future plans in this area.







ENABLING SUSTAINABLE TRANSPORTATION

The World Resources Institute Center for Sustainable Transport, known as EMBARQ, is building partnerships to improve bus mass-transit systems, minimize congestion and reduce pollution in 13 large cities in Latin America and Asia. Because of our significant presence in this industry—and our proven expertise in developing clean diesel and retrofit solutions—the Caterpillar Foundation (a nonprofit organization funded from corporate operating profits) is supporting EMBARQ with a $7.5 million grant. We're actively involved as part of EMBARQ's board of investors and advisors, assessing performance to date and helping identify additional cities, and we're exploring ways to get our local dealers involved as well. In total, this $43 million sustainable transport initiative should lead to a measurable reduction in GHG emissions and improve quality of life for over 58 million people.



REDUCING EMISSIONS FROM LEGACY PRODUCTS

With the current state of regulated diesel emissions for new engines approaching zero in many parts of the world, the focus shifts to "legacy" products—those manufactured before existing technology was developed. Our retrofit solutions, which are available for products powered by Cat engines and other brands, help customers reduce emissions from their existing on-highway vehicle fleets, non-road machines and stationary equipment. In the United States, many school districts are taking advantage of the opportunity to update their school buses cost effectively, limit their students' exposure to emissions and improve overall air quality.


SCHOOL BUS
SCHOOL BUS


EJECTOR
CAT



DRIVING TO NEAR-ZERO EMISSIONS LEVELS

With ACERT® Technology, our diesel engines produce dramatically fewer oxides of nitrogen and near-zero particulate matter while maintaining durability, fuel efficiency and performance. Since 2003, we've shipped more than 487,000 on-highway diesel engines with ACERT Technology—and the number of machine models equipped with it continues to grow as well. By year-end 2007, approximately 95 percent of our new machines between 175 and 750 horsepower will feature this clean-diesel technology. Cat engines with ACERT Technology enable our customers to meet U.S. 2007 on-highway regulations—the most significant emissions reductions to date—and we already have engines with this technology in our test labs that meet more stringent 2010 on-highway and 2011 non-road regulations.

ON-HIGHWAY DIESEL ENGINES
(pounds of particulate matter produced per year)


470.4
196.0
78.4
7.8
7.8
88 91 94 ········ 07 2010

Heavy-duty on-highway truck traveling 120,000 miles (193,116 km) per year with 2.97 hphr/mile.

DEVELOPMENT

In a world where half the population lives on less than $2 a day, development is essential. People need basic infrastructure that provides access to food, water, healthcare, schools, transportation and employment. But such development too often comes at a cost. The Millennium Ecosystem Assessment indicates two-thirds of world ecosystems are currently being degraded or used unsustainably, disproportionately affecting the world's poor for whom natural resources provide a daily lifeline. Identifying our role in addressing the dual imperatives of economic development and environmental sustainability is a challenge, and we are at the beginning of this journey. We are committed, however, to encouraging development that occurs in an increasingly balanced, planned and thoughtful manner.

> **Partners in development.** Engaging the developers of major infrastructure projects, including governments and funding institutions, may be the most effective way for us to increase our understanding and influence. We are committed to becoming more effective partners—building relationships with those who can help us explore new ways to improve quality of life while protecting the environment.

> **Employee health and safety.** The safety of our work environment directly contributes to employee quality of life. We have staked out a bold goal of zero injuries.

Please see page 36 for a detailed discussion of our strategies, accomplishments, challenges and future plans in this area.


CATERPILLAR
COLAS

(Photo on previous page)

BUILDING A ROAD TO PROGRESS

In northwest Madagascar, the 300-kilometer (186-mile) road under construction by French company Colas will connect this region—one of the world's most isolated—to the rest of the island. More than 300 Cat machines are at work not just on the road itself, but also on building accommodations for workers, quarrying and transporting materials, and constructing facilities for concrete fabrication and equipment service and repair. Colas hired and trained nearly a thousand local workers for the project, which will result in improved transportation and better access to markets, schools, jobs, healthcare and a more reliable food and water supply.

GIVING THE POOR A WORKING CHANCE

Through strategic social investment, we hope to improve long-term business prospects by supporting societies where business can flourish. That fits well with the mission of Opportunity International, a microfinance organization with a proven track record of helping the world's poor wage their own battle against poverty. With the help of a $1.2 million grant from the Caterpillar Foundation, Opportunity International is expanding its programs in China and six African nations where Caterpillar has a presence. Providing small business loans and training to thousands of African women—many widows and caregivers to those orphaned by AIDS—is a small step toward breaking the cycle of poverty.





LOST-TIME CASE FREQUENCY
(lost-time injuries per 200,000 hours worked)

RECORDABLE INJURY FREQUENCY
(recordable injuries per 200,000 hours worked)



2.90
1.96
1.29
1.05
0.3
6.08
4.99
3.92
3.07
1.19
03 04 05 06 ······ 2010
03 04 05 06 ······ 2010

See page 5 for additional detail about data.

CREATING A ZERO-INJURY CULTURE

Improved quality of life extends to our own facilities, where employee safety is our number-one goal. In fact, none of our other goals matter if people are injured in the process of achieving them. Since 2003, we have cut recordable workplace injuries almost in half. Adjusting for increases in employment, that means more than 3,000 fewer employees were injured on the job in 2006 than three years ago. But we believe all accidents and injuries are preventable; therefore, our goal is zero—an aggressive target given our current performance. Vision Zero, the uniform safety process being deployed across our company, is at the heart of our efforts to achieve zero injuries, drive best practices and hold leaders accountable for results.



WORKPLACE SAFETY

LOST-TIME CASE FREQUENCY
A work-related injury that results in days away from work beyond the day of the original injury.

RECORDABLE INJURY FREQUENCY
A work-related injury that results in death, loss of consciousness, lost days, restricted days or transfer to a different job, medical treatment beyond first aid or a significant diagnosed injury or illness such as cancer or a fracture even though there is no medical treatment provided.



In our 2005 Sustainability Report, we pledged to develop a comprehensive, coherent strategy and dedicated staff to focus on sustainable development. In 2006, we focused our efforts on engaging our leadership to drive toward achievement of our 2010 goals, strengthening our metrics and data collection processes and creating organizational energy around sustainable development. Specific outcomes include publishing our first sustainability report, continuing to grow our existing remanufacturing businesses, acquiring Progress Rail, proceeding with the rollout of our clean-diesel ACERT® Technology in our on-highway engine and non-road machine product lines and taking a leadership role in the U.S. Climate Action Partnership. In addition to these efforts, we began to build momentum around the action plan provided in last year's report. Specific details are below.

◎ Goals
○ Accomplishments & Next Steps

SUSTAINABLE DEVELOPMENT ORGANIZATION

◎ By second quarter 2006, form strategy deployment organization to support enterprise-wide adoption of sustainable development as a business.

○ **In progress.** Initial staff was assigned in 2006. We're currently partnering with business units and key customers to integrate strategies, and additional support staff should be in place by third quarter 2007.

SUSTAINABLE DEVELOPMENT EDUCATION & ENGAGEMENT

◎ By year-end 2006, develop and conduct workshops for key internal leaders to align business strategies to support sustainable development.

○ **Incomplete.** Other priorities, including our participation in the U.S. Climate Action Partnership, delayed the execution of these workshops. We are on schedule to begin them by mid-year 2007.

◎ By first quarter 2007, develop and deploy sustainable development education to employees.

○ **In progress.** We're working with Caterpillar University, our internal learning organization, to develop employee learning modules and benchmark peer organizations. Delivery is expected in second quarter 2007.

◎ By year-end 2006, develop/refine processes for engaging internal and external stakeholders to identify specific initiatives that support sustainable development.

○ **In progress.** Specific examples are cited in the "Engagement" sections on the following pages. In 2007, our efforts will continue to focus on developing relationships with key stakeholders.

◎ By second quarter 2006, develop and publish a Caterpillar Sustainability Report for 2005.

○ **Complete.** Our first report was published in April 2006, the second in March 2007.

SUSTAINABLE DEVELOPMENT PERFORMANCE

◎ Incorporate sustainable development initiatives identified through engagement into business strategies.

○ **In progress.** Two 6 Sigma projects are under way to develop processes to identify our current sustainable development portfolio, engage customers, understand customer impediments and develop solutions/business models to address them. Both projects are scheduled for completion in 2007.

◎ By year-end 2006, establish/enhance operational goals, targets and metrics that support sustainable development.

○ **In progress.** Top-tier operational metrics were established and results reported in our 2005 report. In 2006, we focused our efforts on data collection and verification of these existing metrics. Third-party examination of these processes will be complete in first quarter 2007, and we'll continue to enhance them throughout the year. We'll also explore the value of establishing additional operational targets.

◎ By first quarter 2007, establish/enhance business goals, targets and metrics for products, services and solutions that support sustainable development.

○ **In progress.** Work is under way to establish base-line revenue performance and growth targets, and it will expand as we review the results of the 6 Sigma projects described above and establish additional metrics with management. We expect to complete this work by year-end 2007.

ENERGY:

As awareness and understanding of challenges related to energy and carbon emissions increase, so do demands for greater efficiency, lower emissions and more fuel flexibility. We help enable these improvements, both as a supplier to the extractive industries and as a provider of power generation products. We're also engaged in policy, regulatory, research and educational initiatives worldwide.

EXTRACTION—INCREASING OUR CUSTOMERS' OPERATING EFFICIENCIES

Customers use our machines, reciprocating engines and gas turbine engines to extract and distribute oil, gas and coal. Our focus is on increasing operating efficiencies to improve energy efficiency and reduce the environmental impact of obtaining and distributing these fuels.

> **Helping mining customers** operate more efficiently is the goal of our global mining forums. In 2006, we hosted four forums where more than 700 customers came together to share best practices, such as the benefits of well-maintained haul roads. Plans are in place to conduct at least three forums in 2007.
> **Improving equipment performance** helps mining customers enhance efficiency and minimize their environmental footprint. The high-efficiency, direct-drive power train system in our mining trucks, for example, transfers 85 to 90 percent of gross engine horsepower to the ground, helping customers move more tonnage per unit of fuel burned. As we begin to power our mining equipment with engines featuring ACERT® Technology, we expect an approximate 37 percent reduction in emissions of oxides of nitrogen and nonmethane hydrocarbons from these machines.
> **Remanufacturing, repowering and rebuilding** are cost-effective ways to enhance operational efficiency. In many cases, these processes can incorporate new technology to improve power output, fuel efficiency, emissions reduction and durability. They can also extend product lifetimes, reducing the disposal of aged products and improving the sustainability of customer operations over time.
> **Compressing and pumping fuels efficiently** is critical to customers who move large quantities of fuel to market daily. We provide high-efficiency, low-emissions engines for these applications. Our engines also efficiently and cleanly burn the fuel at hand—pipeline gas or oil—eliminating the need to transport additional fuel.

CONVERSION—DELIVERING HIGH-EFFICIENCY, LOW-EMISSIONS POWER

As energy needs increase, the demand for high-efficiency, low-emissions distributed power technologies is growing. Particularly in demand are products that can operate on alternative or renewable fuels while maintaining efficiencies and environmental performance. Providing these products is one of our core businesses, and we continue to develop and deploy technologies for both reciprocating engines and industrial gas turbines that meet the world's energy needs.

Engines powered by alternative fuels provide clean electricity

Our reciprocating engines deliver high efficiency and low emissions in distributed power applications. In the 1980s, we pioneered changes to fuel, combustion, cooling and lubrication systems—enabling these engines to operate on landfill, biomass digester, coal seam methane and other alternative gases. We continue to work with local officials and global trade organizations to promote clean energy product innovation.

> In 2003, we provided 24 generator sets to the Aterro Sanitario Municipal Bandeirantes landfill in Sao Paulo, Brazil—one of the world's largest. Methane previously flared off as waste gas provides power for over 7,000 homes, and GHG emissions eliminated are equal to that of 175,000 cars. Similar projects in other parts of the world are in the planning phases.
> In 2006, we were selected to supply 60 generator sets to what will be the world's largest coal seam methane power installation at the Sihe Coal Mine in Jincheng City, Shanxi Province, China. This plant will produce electricity from captured methane previously vented into the atmosphere, improving mine safety and eliminating over 4.5 million tons of GHG emissions over a 20-year period.
> Cat generator sets have powered the Appin and Tower Coal Mines Project in New South Wales, Australia—currently the largest coal seam methane installation—since 1994. The project has reduced methane emissions from both mine sites by 50 percent.

Gas turbines demonstrate excellent emissions performance

Solar® Turbines produces industrial gas turbine power systems, and its SoLoNOx™ combustion technology has reduced regulated emissions by nearly 90 percent since 1980. Solar is developing SoLoNOx to operate on alternative fuels. Because these fuels contain higher levels of contaminants than natural gas or diesel fuel, it can be difficult to control emissions, combustion stability and component durability—but Solar's ability to do so will provide a competitive advantage.

> Turbines with SoLoNOx are demonstrating exceptional emissions performance operating on gases typical of those associated with oil production. Emissions levels are more than 50 percent below those of conventional combustion turbines operating on these gases.
> A Mercury™ 50 recuperated gas turbine with a combustion system similar to SoLoNOx is generating electricity from landfill-type gas that otherwise would be wasted. It can produce 20 percent fewer GHG emissions and 66 percent fewer NOx emissions than typical products in its size class. Solar expects the Mercury 50 to be used in landfill applications in 2008.
> Gas turbines deployed in combined heat and power (CHP) systems can produce electricity and useful heat at very high efficiencies—70 to 90 percent, compared with 20 to 45 percent for modern single-cycle combustion turbines. In the first application of its kind for Solar, a Taurus™ 60 gas turbine has operated in a CHP configuration on coke oven gas in China since early 2006. Solar has sold two more Taurus 60 turbines into similar applications in China.

ENGAGEMENT—BUILDING ON OUR TECHNOLOGY LEADERSHIP

Technology development is key to improving efficiency and reducing the environmental impact of power generation; so too is rapid and large-scale deployment of technology. We're working to help establish meaningful policies and regulations, enhance research and development efforts and encourage the use of technologies in diverse applications.

In 2006, we joined:

> **Climate Midwest.** This workgroup comprised of companies headquartered in the U.S. Midwest and facilitated by the World Resources Institute focuses on issues of relevance to the region, including coal, bioenergy, agriculture and efficiency in the transport and power sectors. Members explore climate and energy challenges and opportunities and work to develop and implement corporate climate change strategies necessary to thrive in a GHG emissions-constrained world.
> **Energy Technologies Institute (ETI).** This United Kingdom-based public-private partnership—which includes BP, EDF Energy, E.ON UK, Rolls Royce and Shell—aims to accelerate the pace and volume of research activity to deploy technologies that deliver sustainable, secure and affordable energy solutions. As a member, we'll help shape the research agenda to develop solutions in critical and commercially viable areas, explore opportunities with other members, expand our global research footprint and establish long-term strategies.
> **U.S. Climate Action Partnership (USCAP).** As a founding member of this alliance, we are calling on U.S. policymakers to establish a mandatory emissions reduction program to address climate change. USCAP supports a market-driven policy framework based on six principles: 1) account for the global dimensions of climate change, 2) create incentives for technology innovation, 3) be environmentally effective, 4) create economic opportunity and advantage, 5) be fair to sectors disproportionately impacted and 6) reward early action. Other alliance members are Alcoa, BP American Inc., Duke Energy, DuPont, Environmental Defense, FPL Group, General Electric, Natural Resources Defense Council, Pew Center on Global Climate Change, PG&E Corporation, PNM Resources and World Resources Institute.

Solar* Turbines is also involved in a number of initiatives, including the U.S. Environmental Protection Agency's (EPA) Landfill Methane Outreach Program to explore alternative fuel applications. Solar is a founding member of the EPA's Combined Heat and Power Partnership, and a Solar customer has received this group's recognition for high efficiency and minimal environmental footprint every year the program has been active. Solar is also a member of the Renewable Energy and Distributed Generation Task Force, part of the Asia-Pacific Partnership on Clean Development and Climate Change, and in 2006 was elected to the board of directors of the Business Council for Sustainable Energy, which promotes clean energy technologies.

OPERATIONS—BETTERING OUR GHG EMISSIONS INTENSITY GOALS

We reduced GHG emissions intensity to 67.54 metric tons (MT) of CO_2 per million dollars of normalized revenue in 2005, against a target of 73.46 MT. Absolute levels of GHG emissions were 2.19 million MT of CO_2 equivalent (direct and indirect) in 2005, up 3.3 percent from 2.12 million MT in 2004. Over this same time period, sales volume increased 13 percent. With these results, we significantly bettered our U.S. EPA Climate Leaders' 2010 commitment to reduce emissions intensity 20 percent from the 2002 base. We are in an excellent position to exceed our internal 2010 goal of reducing GHG emissions by 35 percent from a 2002 base.

More than 80 6 Sigma projects—focused on heating efficiency, more efficient lighting and control of equipment—contributed to our 10 percent drop in GHG emissions intensity in 2005. As simpler projects are identified and solutions implemented, we are challenged to seek more innovative ways to reduce energy use. We are increasing the number of energy audits to look for less obvious opportunities. We've chartered a review of leased vehicles to determine where improvements can be made in fuel economy, thereby reducing GHG emissions. And we're encouraging our environmental, facility and operations professionals to review and replicate successful projects.

GREENHOUSE GAS INTENSITY
(metric tons of CO_2 equivalent per million dollars of normalized revenue)


91.44
74.98
67.54
65.88
03 04 05 2010

See page 4 for additional detail about data.

MATERIALS:

Materials—particularly iron—are essential to modern life. Society uses 20 times more iron in the form of steel than all other major metals combined. At Caterpillar, we not only rely on iron for our products, but also play a major role in its extraction, as well as that of other renewable and nonrenewable materials. We support intelligent management of natural resources and promote responsible use and re-use of commodities, inside and outside our facilities.

EXTRACTION—HELPING OUR CUSTOMERS WORK MORE SUSTAINABLY

Through strategic partnerships with customers, we help promote efficient extraction with minimal environmental impact. Our alliance with mining company Rio Tinto, for example, involves joint projects focused on health, safety and environmental goals. Specific projects involving operator and spectator sound suppression and machine idle time reduction to minimize fuel burn and emissions have been completed or are in progress.

We also bring together organizations that share mutual goals. In 2006, knowing that many of our large global mining customers share a commitment to managing biodiversity, conserving habitats and reducing environmental impact, we facilitated meetings with the Tropical Forest Foundation, a nonprofit organization of which we are a founding member. We believe many collaboration opportunities exist as we work to understand biodiversity and its impact on business, society and economic development. Specifically, the Tropical Forest Foundation may be able to help our global mining customers evaluate roads to new mine sites, provide guidance on mapping and documenting surrounding areas, offer advice on local capacity building and provide leadership on reforestation and land reclamation.

REMANUFACTURING—MINIMIZING MATERIAL USE THROUGH ADVANCED RECYCLING

Our contributions to material efficiency continue to grow through our remanufacturing businesses. Remanufacturing is advanced recycling, applying unique inspection, disassembly, cleaning and salvage processes to transform end-of-life components into same-as-new remanufactured products. It's a cost-effective, environmentally responsible repair alternative for customers. We are one of the world's largest remanufacturers—Cat Reman and Progress Rail combined recycle over 2.7 billion pounds of end-of-life products a year. Through our global remanufacturing reverse logistics network, close to 90 percent of end-of-life components exchanged for a remanufactured product are returned to Caterpillar. That's nearly three times higher than most traditional consumer recycling programs around the world.

Documented environmental benefits

Remanufacturing reduces material consumption and waste and conserves a large portion of the labor and energy added to the original raw material. In 2006, we conducted a limited study to examine the environmental footprint of the processes to manufacture and remanufacture an engine cylinder head. We are encouraged by the preliminary results and have commissioned further studies to refine and expand on these findings.

CYLINDER HEAD PRODUCTION	REMAN VS. NEW*
GHG emissions	>50% less
Water use	>90% less
Energy use	>80% less
Material use	>99% less
Landfill space	>99% less

* Study did not include the upstream impact of extracting, transporting and processing raw materials to produce the new part.

We are working to integrate this kind of life-cycle analysis into our product and process development. A benchmark example is our "design for remanufacturing" process released enterprise-wide in 2006. This process ensures all new products are designed to optimize their remanufacture or recycling at the end of their useful life.

Growing, profitable business opportunities

We also offer remanufacturing services to original equipment manufacturers that serve the rail, industrial, defense and automotive industries. We took a major step forward in 2006 with the acquisition of Progress Rail, one of the largest service providers in the rail industry. Progress Rail remanufactures and recycles used railcars, locomotives, rail and track, and its full distribution network will help us expand into new markets. We will help Progress Rail broaden its reach into China, Europe, India, Russia and other parts of the world and boost its capabilities to repair and rebuild locomotive engines, another growing business opportunity.

To support our customers and continue to grow our remanufacturing business in the Asia/Pacific region, we opened our first Asian remanufacturing center in Shanghai, China, in 2006. We were the first wholly owned foreign entity to receive a remanufacturing license in China and signed a letter of intent with China's National Development and Reform Commission (NDRC) to help China as it establishes policies related to growing its remanufacturing industry. We are providing expertise to help the NDRC and Chinese research institutions pursue China's 4R initiative: reduce, reuse, recycle and remanufacture.

Remanufacturing and product upgrades are a rapidly growing business for Solar® Turbines as well. Virtually all of Solar's products can be remanufactured, which is a key differentiator for customers. By overhauling gas turbines and gas compressors, for example, Solar restores performance and extends product life, eliminating the need to dispose of equipment and replace it with new. Many of these products have a 30-year-plus life cycle. Solar's innovative engine exchange program also allows customers to receive the benefits of a remanufactured product—including power output, fuel efficiency and durability that can be superior to the original product—without significant downtime.

ENGAGEMENT—EXPANDING THE MARKET FOR OUR PRODUCTS AND SERVICES

Free and fair trade of remanufactured goods helps customers worldwide reduce waste and ensures the remanufacturing industry can provide solutions to a global marketplace. Unfortunately, market-access barriers continue to present challenges. Barriers range from remanufactured products being classified as used goods—which subjects them to non-tariff barriers or high-tariff surcharges—to cases of outright bans on importation. We're working closely with governments worldwide to modernize laws.

> We were strong advocates for new free trade agreements with Oman and Bahrain, which marked a significant step toward continued worldwide acceptance of remanufacturing.
> We continue to work with the U.S. Trade Representative's Office, U.S. Department of Commerce, Asia-Pacific Economic Cooperation and World Trade Organization to eliminate barriers, educate policymakers and other officials about the difference between remanufactured and used products and explain the customer, business and environmental benefits.
> We are maintaining and strengthening relationships with countries that have established free trade agreements in an effort to capture and quantify the benefits.

Another way in which we help create markets for recycled materials is through Cat World Trading Corporation (CWTC). CWTC supports intelligent management of the world's natural resources; promotes responsible use of reusable commodities to Caterpillar, suppliers, industry partners and customers; and generates incremental sales through the trade of



PERCENT OF MATERIAL RECYCLED
(pounds recycled waste/ pounds total waste) x100
28%
42%
57%
70%
03 04 05·······2010
LANDFILL/INCINERATED WASTE
(pounds per million dollars of normalized revenue)
8,500
5,680
6,701
03 04 05
RECYCLED WASTE
(pounds per million dollars of normalized revenue)
3,370
4,130
9,041
03 04 05
HAZARDOUS WASTE
(pounds per million dollars of normalized revenue)
224
159
150
03 04 05
WATER USE
(thousand gallons per million dollars of normalized revenue)
260
170
177
03 04 05

See page 4 for additional detail about data.

Cat products for a customer's resources. For the past decade, CWTC has focused on Caterpillar consumables by trading products for scrap metal, wood products, coal and iron ore used in our facilities. In 2007, CWTC will expand its focus to the needs of customers and suppliers, finding markets for recyclable materials and connecting those who have materials with those who need them.

OPERATIONS—USING OUR OWN RESOURCES EFFICIENTLY

> **Material conservation and recycling.** In 2005, many of our facilities re-intensified their recycling efforts, in some cases finding new uses for waste that would otherwise be incinerated or sent to a landfill. These efforts pushed the overall percentage of material we recycle—excluding metal—to 57 percent. (Including metal, that percentage rises to 82 percent.) We also launched a 6 Sigma project to standardize shipping materials and reduce packaging waste.

> **Landfill/incinerated and hazardous waste.** Improvement in data management practices led to a 17 percent increase in facilities reporting landfill and incinerated waste. This change, combined with a 13 percent increase in sales volume, accounts for the increase in this waste stream from 2004 to 2005. The number of facilities reporting hazardous waste during this time period increased by 22 percent. Definitions of hazardous waste vary from state to state, but for Caterpillar typically include materials such as high pH cleaning solutions from manufacturing and remanufacturing operations and cleaning solutions, solvents and sludge from painting operations. We are developing processes to gather and report non-U.S. data beginning in 2007.

> **Water usage and emissions.** Reported water use increased slightly in 2005. Several projects focused on performing water audits to reduce usage are under way. In 2005, our Mapleton, Illinois, foundry used 59 percent of the water consumed at Caterpillar; however, 332 tons of silt and sediment were removed as part of the treatment process. Water returned to the Illinois River was cleaner than when it was received.

MOBILITY:

Diesel engines move the majority of our planet's goods and people. They're the world's most efficient internal combustion engines—20 to 40 percent more fuel efficient than comparable gasoline engines, which results in significantly fewer GHG emissions. As the world's leading producer of diesel engines, we continue to develop new technologies and retrofit solutions that improve engine efficiency and reduce environmental impact while delivering the performance the world's transporters demand.

NEW TECHNOLOGY—REDUCING EMISSIONS WHILE MAINTAINING PERFORMANCE

Over the past few years, new technologies have dramatically reduced oxides of nitrogen and particulate matter produced by diesel engines. Our ACERT® Technology helps customers meet current and future emissions regulations and provides a long-term solution for the global engine market—decreasing emissions while preserving engine reliability, durability and fuel economy.

- Three Cat engine models used in on-highway medium- and heavy-duty applications—including school buses, emergency vehicles and recreational vehicles—have been certified by the EPA as compliant with 2007 U.S. regulations.
- Engines featuring ACERT Technology now power approximately 75 Tier 2 and Tier 3 Cat non-road machine models, with an additional 21 machine models scheduled for production launch in 2007. By year-end 2007, approximately 95 percent of our new machines between 175 and 750 horsepower will feature this clean-diesel technology.
- In a recent comparison with another manufacturer's 12-liter, Tier 3 engine, the Cat C15 with ACERT Technology delivered 6 to 15 percent better fuel consumption; the other engine degraded engine oil with soot 3 to 5 times faster. We are planning to conduct additional comparisons.
- We have introduced ACERT Technology for Euro 4 regulations and will begin production on two models in 2007. This work is projected to continue through 2008 with the production of additional models. Euro 5 technology will be based on the same platform, with programs planned for 2008 and beyond. Regulations for Euro 5 call for an October 2009 introduction. We are also providing a Tier 3/Stage IIIA electronically controlled industrial engine and engines for commercial applications.
- All Cat marine engines are certified to International Maritime Organization regulations for oxides of nitrogen emissions. A full line of engines is also available that meets European Union pleasure craft directive emissions laws, European Inland Water Way emissions laws and EPA pleasure craft and EPA Tier 2 levels for commercial marine emissions. We are actively engaged with regulating authorities to help define the next set of lower emissions levels in the United States and Europe.

Now that regulated emissions in the United States and Europe are approaching zero, our focus on fuel efficiency, fuel flexibility and hybrid technology is growing. We're working with regulators and fuel producers to ensure both traditional and alternative fuels that meet stringent specifications and quality standards are available for our new, cleaner engines. We're also extending our current technologies with hybrid systems that can deliver the performance our customers demand while improving efficiency, burning less fuel and reducing GHG emissions. We see hybrid technology as a strong complement to the even more advanced combustion systems we're developing.

ALTERNATIVE FUELS—REDUCING DEPENDENCE ON CRUDE OIL

Biodiesel, a biodegradable, non-toxic fuel produced from plant oils, has the capacity to generate significantly fewer GHG emissions over its life cycle than other fuels and is part of the solution to meeting growing energy needs. Demand for products that operate on biodiesel is growing, due in part to fuel tax incentives and our customers' direct involvement in the biodiesel supply chain. We're working to identify opportunities to increase the use of this fuel in our products and have defined the technical requirements to help customers who have access to biodiesel supplies. While we don't yet sanction the use of 100 percent biodiesel in any of our products, we did recently conduct a field trial in which several Cat wheel excavators operated on this fuel. This preliminary test, which conformed to our technical standards and storage requirements, resulted in no failures and positive customer feedback. We are also:

- Promoting U.S. and international standards for biodiesel that provide the technical stability for this fuel to be used in our products.
- Addressing issues of variability in fuel quality by working with the Engine Manufacturers Association to implement a standard for B20 (a 20 percent biodiesel blend).
- Determining if new products can operate on appropriate concentrations of biodiesel.
- Identifying adjustments to manage material incompatibility and field storage issues.
- Working to increase the allowable biodiesel blend for new Perkins® engines from 5 to 20 percent.
- Conducting a test program to ensure our 2007 emissions-compliant on-highway engines can operate on 20 percent biodiesel blends.

RETROFIT SOLUTIONS—HELPING CUSTOMERS MEET CHANGING STANDARDS

Diesel engines can run for decades, meaning millions of engines in operation today were produced before new emissions-reduction technologies were developed. Replacing entire fleets is impractical for economic and logistical reasons. In 2002, we established Caterpillar Emissions Solutions to provide an alternative—retrofit solutions that allow customers to reduce emissions and remain cost-competitive with their existing fleets. In 2006, we broadened our expertise and product offerings. Caterpillar Emissions Solutions is currently working to:

- Develop and apply products required to meet varied emissions retrofit regulations. In 2006, we developed a significant number of machine repower solutions and created emissions upgrade kits for numerous engine arrangements. Additional solutions are pending release or in development.*
- Collaborate with Cat Reman on emissions repower solutions that capitalize on the one-for-one exchange that encourages responsible end-of-life practices.
- Build awareness within the retrofit industry and dealer community, preparing dealers to support customers in retrofit decisions and capture the business generated.
- Work with regulatory and customer organizations to build understanding of the business impacts of these regulations and potential solutions.

Aftertreatment solutions also help customers meet changing emissions regulations while cost effectively reducing environmental impact. Cat Environmental Technologies, established in 2006, develops and manufactures all our aftertreatment products—including diesel particulate filters and other products used in mass transit buses, school buses and non-road machinery. Technologies and products for electric power generation applications are in development.

* Some capabilities discussed here originated from a project we undertook in a settlement with the United States and California. Therefore, we are required to state: "This project was undertaken pursuant to agreements with the United States and the California Air Resources Board in connection with the settlement of disputed claims in an enforcement action under the Clean Air Act and the California Health and Safety Code." Having exceeded our spending obligations for these projects, we will submit final reports and seek EPA closure in 2007. We will continue, however, to devote significant resources to developing retrofit solutions, which represent a viable, sustainable business opportunity

ENGAGEMENT—CREATING OPPORTUNITY FOR CLEAN DIESEL SOLUTIONS

Increasingly, the environmental focus is moving to voluntary and regulatory initiatives centered on in-use product compliance and reduction of existing source emissions. We engage in these initiatives by sharing technical information with regulatory bodies, advocating for funding sources that support our customers as they work to meet new requirements and developing products and tools aimed at reducing emissions from existing diesel-powered equipment.

The transition to Ultra Low Sulfur Diesel (ULSD) is integral to ensure new and retrofit technologies operate as cleanly and efficiently as possible. The significant emissions reductions seen in diesel engine technology today are the result of an integrated system of cleaner fuel and improved engine technologies. ULSD is a required building block to develop these integrated systems. We worked individually and in collaboration with industry partners for the timely implementation of the new ULSD standard in the United States. We also invested in private ULSD fueling stations to enable full testing of our 2007 on-highway engines prior to the October 15, 2006, at-pump regulatory date.

To provide a single point of focus for customer and dealer education relative to emissions regulations and legacy products, Caterpillar Emissions Solutions placed territory managers in four North American locations in 2006, with plans to reach Europe, Africa and the Middle East in 2007. We continue to build awareness with dealers and customers and stay involved with regional and local efforts. We are participating in the Mid Ohio Regional Planning Commission Diesel Emission Reduction Initiative, helping develop solutions that could mitigate the business impact of mandated regulations. We're also involved in the U.S. EPA's Clean Air Act Advisory Committee, Mobile Source Technical Review Subcommittee and Clean Diesel and Retrofit Work Group.

DEVELOPMENT:

Enabling development is our core business, and we operate at a time of intense debate as to how society and business should address the dual priorities of economic development and environmental sustainability. Understanding our role relative to sustainable development in this space is much more challenging than in other areas. That said, we are working to turn understanding into opportunity—and opportunity into business strategies.

PARTNERS IN DEVELOPMENT—IDENTIFYING OUR CONTRIBUTION

In the areas of energy, materials and mobility, the decisions we make can have direct and significant impact on sustainability. By choosing to invest in research and development for new engine technologies, for example, we are having a profound, positive impact on energy efficiency, emissions reduction and fuel flexibility. In the area of development, however, the decisions that most impact sustainability are usually made by others—governments, municipalities and developers. They determine where roads are constructed, whether dams are built or how forests are harvested. No single entity is capable of identifying genuinely sustainable solutions alone. Doing so requires that both those making decisions and those significantly impacted by them have a voice.

We are engaging stakeholders to explore new ways in which our core businesses might provide solutions to the world's challenges. We have already formed relationships with many organizations and individuals, including the Tropical Forest Foundation, World Business Council for Sustainable Development, World Resources Institute and the advisors listed on page three of this report. We will expand these relationships and continue to reach out to these and other organizations that can help us make a business of supporting sustainable development.

EMPLOYEE HEALTH & SAFETY—IMPROVING QUALITY OF LIFE FOR OUR PEOPLE

We have direct control over the work environment in our facilities, particularly as it relates to employee health and safety. We believe all injuries are preventable and are creating a culture where every employee works safely every day. Vision Zero, the uniform safety process being deployed across our company, is driving us toward our ultimate goal of zero injuries. This standardized process focuses on accountability, visible leadership and integration of safety into all business practices, as well as specific action items and process metrics to drive changes and sustain gains. Our 2010 goals set targets for aggressive safety improvements on our way to world-class performance, and we are making encouraging progress.

> Recordable injury frequency dropped from 3.92 in 2005 to 3.07 in 2006, an improvement of 22 percent.
> Lost-time case frequency dropped from 1.29 in 2005 to 1.05 in 2006, an improvement of 19 percent.
> 52 manufacturing and logistics facilities ended 2006 without a recordable injury, and 87 facilities performed at or better than our 2010 target levels.

Despite these improvements, we are not on target to meet our enterprise 2010 goals. We will continue aggressive implementation of Vision Zero to achieve breakthrough results. In 2006, we deployed Vision Zero to those facilities requiring the most safety improvement. In 2007, our goal is full implementation, with all business units identifying strategies to achieve goals and reporting progress regularly. We will continue to integrate safety into key processes—including business planning—and focus on facilities with the greatest challenges.

Additionally, because strains and sprains account for a significant portion of our injuries, we are launching an enterprise-wide project focused on ergonomics in 2007. The goal is to move from reactive to proactive—and ultimately, preventive—implementation of ergonomic improvements. We'll embed these improvements into the Caterpillar Production System, design criteria, New Product Introduction processes, purchasing decisions and environmental health and safety programs. We expect this structured approach to reduce injuries significantly.

We value your feedback. Please e-mail our sustainability reporting team at sd@cat.com, send us your comments online at www.cat.com/sustainability or write to us at:

Caterpillar Inc.
Sustainable Development
100 N.E. Adams Street
Peoria, Illinois 61629-3350

Chinese, French, Portuguese and Spanish translations of this report are available online at www.cat.com/sustainability.

To learn more about Caterpillar, or to request a copy of our 2006 Annual Report, please visit www.cat.com.
Date of 2005 report: April 2006.

PRODUCED BY
Caterpillar Corporate Public Affairs
Caterpillar Corporate Sustainable Development

DESIGN
VSA Partners, Inc.

PHOTOGRAPHY
Mitch Colgan, Colgan Photographic
EMBARQ, the World Resources Institute Center for Sustainable Transport
Marc Esser, Caterpillar Inc.
Chris Kinney, Caterpillar Inc.
Mike LaVallier, Caterpillar Inc.
Victor Molina, Solar Turbines
Opportunity International
Jason Stang, Freelance Photographer

PRINTING
Williamson Printing Corporation
ISO9001:2000, ISO14001:2004, FSC Certification SGS-COC-3048

Forest Stewardship Council Chain of Custody certification ensures that the forest resources used throughout the papermaking process meet stringent guidelines—from the forest to the finished product.


FSC
Mixed Sources

SAFE HARBOR STATEMENT
Certain statements in this report relate to future events and expectations that constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "will" or other similar words and phrases often identify forward-looking statements. Actual results of the company may differ materially from those described or implied by such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic, political or competitive conditions; market acceptance of the company's products and services; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including in its year-end report on Form 10-K filed on February 23, 2007. We do not undertake to update our forward-looking statements.

Printed in the USA on FSC-certified paper containing 10% post-consumer waste fiber. This report paper is recyclable.



WWW.CAT.COM PEORIA, IL 61629 309.675.1000 YECX1230



Joseph H. Currin
Legal Services Division
100 N.E. Adams St.
Peoria, Illinois 61629-7310
(309) 266-3825 (office)
(309) 229-9189 (mobile)
(309) 675-6620 (fax)
Currin_Joe@cat.com

1934 Act/Rule 14a-8

February 21, 2008

Via Electronic Mail and Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Caterpillar Inc. – Stockholder Proposal relating to Global Warming Report

Ladies and Gentlemen:

This letter is in response to the letter of Free Enterprise Action Fund (the "Proponent") dated February 6, 2008 (the "Proponent Letter"), which was in response to Caterpillar Inc.'s (the "Company") letter of February 1, 2008 (the "Company Letter") requesting concurrence that it will not recommend enforcement action if the Company omits the Proponent's proposal[1] (the "Proposal") from its 2008 proxy statement and form of proxy (the "Proxy Materials").

The purpose of this letter is not to resubmit the arguments presented in the Company Letter, but, rather, to address two arguments presented in the Proponent Letter. By choosing to not address all arguments presented in the Proponent Letter, the Company in no way agrees with the Proponent's arguments not otherwise addressed herein nor is the Company waiving or releasing any of its arguments or claims presented in the Company Letter.

I. Rule 14a-8(i)(10) - Substantially Implemented by the Company

The Proponent claims that the Company has not substantially implemented the Proposal by way of the Company's annual Sustainability Report because it does not detail the specific impact of the Company's actions on global climate.

[1] The Proposal provides: "RESOLVED: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by Caterpillar to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather related events and disasters avoided."

First, the Company notes that the language of the Proposal provides the Company discretion to reasonably define the contents of the global warming report. The suggestion to include information relating to "changes in mean global temperature and any undesirable climatic and weather related events and disasters avoided" is *optional,* insofar that the Proposal specifies that the report *may* include such information.

Second, the Staff has consistently taken the position that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). See *Bank of America Corp.* (January 14, 2008). The Staff has consistently taken the position that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). *Verizon Comm., Inc.* (Feb. 2008). Moreover, the Commission *does not* require that a company implement every aspect of a proposal in question to make a determination that such proposal has been substantially implemented. See *SEC Release No. 34-20091* (August 16, 1983); see also, *AMR Corporation* (April 17, 2000), *Masco Corp.* (March 29, 1999), *Erie Indemnity Company* (March 15, 1999), *AutoNation Inc.* (March 5, 2003; request for reconsideration denied on March 20, 2003) and *AutoNation Inc.* (February 10, 2004; request for reconsideration denied on April 1, 2004). In all of the above cited matters, the Division concurred that an issuer may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed. A company need only have appropriately addressed the concerns underlying such a proposal. See, *Texaco, Inc.* (March 11, 1991)(company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

Similar to the cases presented above, while the Company's Sustainability Report does not specifically address global temperature, the Company, via its Sustainability Report, has substantially addressed the primary issue raised in the Proposal – global warming. The Sustainability Report presents, among other environmental data, data concerning the Company's green house gas emissions and the reduction thereof and materials recycled. Moreover, the Sustainability Report also includes various initiatives incorporated by the Company to help its customers recover oil more efficiently, help its customers convert volatile gases into clean electricity, power alternative fuel production, increase remanufactured products and reduce green house gas emissions. So, while the Sustainability Report does not discuss the specific issue of global temperature, it does address the underlying factors associated with global warming and presents information that would reasonably be expected to be disclosed in a Global Warming Report.

II. Rule 14a-8(i)(6) - The Company Lacks the Power to Implement the Proposal

Moreover, to the extent the Proposal is interpreted as mandating a report providing insight on how the Company's actions have affected global temperature, we reconfirm our position that such a report would be impossible to create. The Proponent opines that measuring the effects of the Company's actions on global temperature is as easy as plugging in the Company's CO_2 data into a mathematical formula, like, for instance, calculating one's monthly mortgage payment.

Needless to say, neither the Company nor any other entity can specify, with a reasonable degree of certainty, how the actions of one actor, for instance, the Company, affects global temperature. The climate system is too complex to make such a determination.[2]

III. Conclusion

Based on the foregoing analysis and the analysis provided in the Company Letter, we respectfully request that the Staff concur that it will take no action if Caterpillar omits the Proposal from its 2008 Proxy Materials. Please contact the undersigned at 309-266-3825 if you have any questions regarding this matter.

Sincerely,

Joseph H. Currin

Enclosures

cc: Steven J. Milloy, Action Fund Management (Investment Advisor to The Free Enterprise Action Fund (facsimile 301-330-3440))

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[2] The scientific community cannot agree as to whether measuring global temperature is achievable. University of Copenhagen (2007, March 18); Researchers Question Validity Of A 'Global Temperature'. *ScienceDaily*. Retrieved February 20, 2008, from http://www.sciencedaily.com/releases/2007/03/070315101129.htm ("It is impossible to talk about a single temperature for something as complicated as the climate of Earth.")

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

February 6, 2008

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to PepsiCo Inc. under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a February 1, 2008 request from Caterpillar Inc. ("Caterpillar") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that Caterpillar's request is without merit and that there is no legal or factual basis for Caterpillar to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. Caterpillar has not substantially implemented the Proposal.

Caterpillar claims that it has already substantially implemented the Proposal through its Sustainability Report.

The Sustainability Report, however, does not include any assessment of the impact of Caterpillar's actions on global climate. So the Proposal has not been substantially implemented.

Caterpillar even admits this point insofar as it claims that it "lacks the power" (Page 3 of its request) to implement the Proposal.

II. Caterpillar does not lack the power to implement the Proposal.

The Proposal is, in fact, relatively simple to implement with information already at hand.

Caterpillar admits (page 2 of its request) that it already knows what its annual carbon dioxide (CO_2) emissions are. By applying its CO_2 data to readily obtainable formulas that relate CO_2 emissions to global temperature, the Company can easily estimate of the impact of its actions on mean global temperature.

It is clear from Caterpillar's Sustainability Report that it has the technical resources to estimate and report on its environmental footprint.

It would also be acceptable for the Company to respond to the Proposal with, "Caterpillar does not know what, if any, impacts its actions are having on global climate."

III. The Proposal is not impermissibly vague.

The Proposal requests that Caterpillar prepare a Global Warming report that describes and discusses,

> *...how action taken to date by Caterpillar to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.*

Caterpillar claims this statement is so "inherently vague" that shareholders will not be able to determine what is meant by the Proposal.

It is clear, however, from Caterpillar's request, that it understands what the Proposal entails (*see* Section II of its request). If Caterpillar staff could understand the Proposal, it is quite likely that the vast majority of shareholders will similarly comprehend it as well.

IV. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff twice refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- FEAOX re-filed its global warming proposal on October 30, 2007 while Mr. Kim may still have been employed by GE;

- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

V. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject Caterpillar's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Caterpillar and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to Caterpillar and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Caterpillar or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Caterpillar's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Joseph Currin, Caterpillar

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

February 5, 2008

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Caterpillar Inc.;
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAOX"), attached please find six (6) copies of FEAOX's response to a February 1, 2008 request by Caterpillar Inc. for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated February 1, 2008

The proposal requests that the board prepare a global warming report.

There appears to be some basis for your view that Caterpillar may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Caterpillar omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Caterpillar relies.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel


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